UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

RESTORATION HARDWARE HOLDINGS, INC.

(Exact name of the registrant as specified in charter)

DELAWARE	001-35720	45-3052669
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

15 Koch Road, Suite J Corte Madera, CA		94925
(Address of principal executive offices)		(Zip code)
	Karen Boone (415) 945-4530
	(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD of Restoration Hardware Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2013 to December 31, 2013 (the “reporting period”).

The Company is a leading luxury retailer in the home furnishings marketplace. The Company offers dominant merchandise assortments across a growing number of categories, including furniture, lighting, textiles, bathware, décor, outdoor and garden, tableware and children’s furnishings. The Company distributes its products through a fully integrated sales platform comprised of the Company’s stores, catalogs and websites. As of February 1, 2014, the Company operated a total of 70 retail stores, consisting of 62 Galleries, 5 Full Line Design Galleries and 3 Baby & Child Galleries, as well as 17 outlet stores throughout the United States and Canada.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products that contain conflict minerals which are necessary to the functionality or production of those products. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin, tungsten and gold (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. Based on its reasonable country of origin inquiry, if the issuer determines that its necessary Conflict Minerals did not originate in the Covered Countries or did come from recycled or scrap sources, or if it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries, or if based on its reasonable country of origin inquiry the issuer reasonably believes that its necessary conflict minerals did come from recycled or scrap sources, then the issuer must disclose its determination and briefly describe the reasonable country of origin inquiry it undertook in making its determination and the results of the inquiry it performed.

The Company does not own or operate any manufacturing facilities but instead contracts and has relationships with third-party vendors who manufacture our merchandise. The products that the Company “contracts to manufacture,” as such term is referred to by the Rule, are herein referred to as the “Subject Products.” The Subject Products are manufactured for the Company through such vendors’ own factories or factories with which such vendors have commercial relationships. The Company must therefore rely on its third-party vendors to provide information regarding the existence of Conflict Minerals in the Subject Products and their origin.

The Company has conducted a good faith reasonable country of origin inquiry regarding the Subject Products. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The process that the Company utilized in its reasonable country of origin inquiry included: (1) conducting an assessment of the Company’s product portfolio to determine which products contain or may contain Conflict Minerals; (2) contacting suppliers that provide one or more of the products that the Company contracts to manufacture that it deemed subject, or potentially subject, to the Rule; (3) soliciting survey responses from such relevant suppliers using conflict minerals reporting questionnaires; (4) assessing and following up on the responses received from the relevant suppliers; and (5) examining the U.S. Geological Survey, Mineral Commodity Summaries. The conflict minerals reporting questionnaire used by the Company with relevant suppliers was designed to confirm the use of Conflict Minerals in the Subject Products and to determine whether any of the Conflict Minerals originated in the

Covered Countries or were from recycled or scrap sources. The Company engaged with suppliers through verbal and written communications, as necessary.

Based on its reasonable country of origin inquiry, the Company has determined that it has no reason to believe that the Conflict Minerals that are necessary to the functionality or production of the Subject Products may have originated in the Covered Countries.

The information contained in this Form SD is publicly available on the Company’s website at www.rh.com under “Investor Relations—SEC Filings.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RESTORATION HARDWARE HOLDINGS, INC.
Dated: June 2, 2014	By:	/s/ Karen Boone
	Name:	Karen Boone
	Title:	Chief Financial and Administrative Officer